TRUNKBOW INTERNATIONAL HOLDINGS LIMITED
Unit 1217-1218, 12F of Tower B, Gemdale Plaza,

No. 91 Jianguo Road, Chaoyang District, Beijing

People’s Republic of China, 100022

May 24, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Trunkbow International Holdings Limited (the “Company”)
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on Form S-3 (File No. 333-169942)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we respectfully request that Post-Effective Amendment No. 1 to the above-captioned registration statement, together with all exhibits (the “Amendment”), be immediately withdrawn.

The Company is requesting withdrawal of the Amendment because the Company is in the process of amending the Annual Report on Form 10-K referred to in the “Incorporation of Certain Documents by Reference” section of the Amendment. The Company confirms that no securities were sold pursuant to the Amendment or the prospectus contained therein as it was never declared effective by the Commission.

We would appreciate it if you would please provide a facsimile copy of the order consenting to the withdrawal as soon as it is available to the Company’s counsel, Norwood Beveridge, at (212) 202-7829. If you have any questions or require further information, please contact Mr. Beveridge at (212) 407-4970.

Very truly yours,

Trunkbow International Holdings Limited

/s/ Alice Ye
Alice Ye
Chief Financial Officer